[SEC CORRESPONDENCE]
October 4, 2012

U.S. Securities and Exchange Commission                                                                                                 Via Edgar and Federal Express
Division of Corporation Finance
Attention:  Ethan Horowitz, Branch Chief
100 F Street, N.E.
Washington, DC 20549

Re:          Northern Oil and Gas, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 001-33999

Dear Mr. Horowitz:

On behalf of Northern Oil and Gas, Inc. (the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced filing, as set forth in your letter dated September 24, 2012.  The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company.  For convenience, each of the Staff’s consecutively numbered comments is set forth herein in bold, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 2. Properties

Proved Reserves, page 23

1.
Comment:  We note you converted 16% of your proved undeveloped reserves (“PUDs”) to proved developed reserves in 2011.  Please tell us about your development plans in sufficient detail to explain how you intend to convert your PUDs within five years from booking.  In addition, please revise your disclosure to comply with Items 1203(b) and 1203(c) of Regulation S-K.  Specifically, please provide more detail regarding the material changes in proved undeveloped reserves that occurred during the year and describe investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves.

Response:  Our development plan for drilling proved undeveloped wells includes the drilling of 98.9 net wells before the end of 2016 at an estimated cost of $595.9 million.  This development plan calls for the drilling of 12.6 net wells during 2012, 17.9 net wells during 2013, 21.0 net wells during 2014, 24.0 net wells during 2015 and 23.4 net wells during 2016.  For the Staff’s additional information, we inform you that from January 1, 2012 through September 25, 2012, we drilled or commenced drilling 16.6 net proved undeveloped wells.

U.S. Securities and Exchange Commission

[SEC CORRESPONDENCE]

In addition to our past disclosure in accordance with Item 1203(b) of Regulation S-K, we intend to enhance future disclosure by adding a table, similar to the one below, that reconciles our beginning and end of year balances in estimates of proved undeveloped reserves:

MMBOE
Estimated Proved Undeveloped Reserves at 12-31-2010	9.3
PUD’s converted to PDP’s during 2011	(1.5)
Additional PUD’s added during 2011	27.1
Revisions of previous estimates	(3.8)
Estimated Proved Undeveloped reserves at 12-31-2011	31.1

In addition to our past disclosure in accordance with Item 1203(c) of Regulation S-K, we intend to enhance future disclosure by adding new language similar to that presented below, which discusses investments and progress made during the year toward converting proved undeveloped reserves to proved developed reserves, including but not limited to capital expenditures:

“During 2011, the Company’s progress toward converting proved undeveloped reserves to proved developed reserves included the drilling and completion of 6.0 net proved undeveloped wells at a total net capital cost to the Company of $47.2 million.”

2.
Comment:  We note you do not have any material amounts of PUDs that have remained undeveloped for five years or more.  Please note that Rule 4-10(a)(31)(ii) of Regulation S-X specifies a five year limit after booking for the development of PUD reserves.  Please be more specific in your disclosure and tell us if there are any locations scheduled for development beyond five years from initially being recorded, and if so, the PUD reserves attributed to them.

Response:  In accordance with Rule 4-10(a)(31)(ii) of Regulation S-X we have a development plan to drill all wells classified as proved undeveloped within the next five years. To make this clear, we intend to enhance future disclosure by introducing the following sentence:

“All locations comprising our remaining proved undeveloped reserves are forecast to be drilled within five years from initially being recorded in accordance with the Company’s adopted development plan.”

*  *  *  *  *

We plan to make the additional disclosures or changes as outlined in our responses above beginning with the Company’s Form 10-K for the year ended December 31, 2012.

As specifically requested by the Commission, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

[SEC CORRESPONDENCE]

If we can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at 952-476-9800. My fax number is 952-476-9801.

Sincerely,

NORTHERN OIL AND GAS, INC.

/s/ Thomas Stoelk
Thomas Stoelk
Chief Financial Officer